EXHIBIT 99.1

Announcement for the Convention of 2012 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. April 3, 2012 — Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), today announced that the Company will hold its annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.) at 9:00 a.m., Friday, June 22, 2012.

As provided in Article 165 of the ROC Company Law, the shareholder register shall be closed for registration of share transfer from April 24 to June 22, 2012. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with the Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Rd., Taipei, 103) by 4:30 p.m., April 23, 2012, in person, or before April 23, 2012 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders holding at least 1% of outstanding Chunghwa shares to submit any shareholder proposals with Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m., April 11 to April 20, 2012. Each qualified shareholder can submit one proposal. All submissions must be made in Chinese, be less than 300 characters and be made to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Xinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Law.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder and the Company’s Amended Articles of Incorporation, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal for voting at the general shareholders’ meeting of the Company. The proposal must be submitted in Chinese to Ms. Sally Chen, ADR Client Services of JPMorgan Chase Bank N.A. Taipei Branch (8/F, No. 108, Xinyi Rd. Sec. 5, Taipei, Taiwan, R.O.C.) at least five business days prior to the expiry of the Submission Period and be less than 300 characters in length.

For more information in connection with the proposal right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides domestic fixed line services, mobile services, Internet services and international fixed line services to residential and business customers in Taiwan.

If you have any questions in connection with the Meeting, please contact the following person:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

21-3 Xinyi Road, Section 1,

Taipei, Taiwan,

Republic of China